UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publibly Held Company

CNPJ ME 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO THE MARKET

ÂNIMA EDUCAÇÃO CLOSING OPERATION

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”) (B3: VIVT3; NYSE: VIV), in compliance with and for the purpose of CVM Resolution No. 44/2021 (“Resolution 44”), hereby informs its shareholders and the market in general that, in continuity with the Notice to the Market published on October 27th, 2021, has signed, on this date, an investment contract with Ânima Holding S.A. (“Ânima Educação”) for the constitution of a joint venture in the education sector.

Through this vehicle, Telefônica Brasil and Ânima Educação have the intention to operate a digital education platform with online qualification courses, focused on lifelong learning and employability in areas such as Technology, Business Management, Business Administration, and Tourism. By associating Ânima Educação’s know-how in providing digital courses with Telefônica Brasil’s scale and distribution capacity, the joint venture will offer its clients custom development paths, with up to date content that meets current job market demands, contributing to the development and improvement of the living conditions of its students.

The constitution of the society and its beginning of operation is subject to approval by the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica – CADE).

The Company will maintain its shareholders and the market in general updated about the evolution of the subject matter of this Notice to the Market, in compliance with the applicable regulations.

São Paulo, February 08, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

E-mail: ir.br@telefonica.com

www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 8, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director